

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Ron Camacho
President
Reraise Gaming Corporation
7582 Las Vegas Blvd. South, Suite 213
Las Vegas NV 89123-1060

>   **Re: Reraise Gaming Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 28, 2014**
>   **File No. 333-195651**

 Dear Mr. Camacho:

        We have reviewed your responses to the comments in our letter dated August 29, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary Information, page 4

Business, page 4

1. We note your revised disclosure on page 4 regarding your portfolio of games, and we reissue our prior comment 3 in part. Please clarify whether all of these games are available on iTunes and the price of each game. In addition, please clarify in your disclosure, if true, that "all flop" is the same game as "All Flop Holdem."

2. We note your response to our prior comment 5 and reissue. On page 4, you state that you anticipate adding more games to your portfolio this year and next. Please quantify the number of card games you are currently developing or plan on purchasing, the expected date of completion of development or expected date of seeking games to purchase. To the extent you do not have a definitive timeline or specific number of games, please clarify that point.

3. We note your response to our prior comment 6 and reissue. Please disclose here the amount of funds necessary to complete your plan of operation and whether you have any current plans to raise such funds.

Holders of Record, page 14

4. Refer to our previous comment 9. Please specify the period in which the services for which the 2,000,000 shares issued were received. Please also tell us specifically

when the expense related to these shares was recorded. Finally, please tell us how the liability for share issuance was recorded on your balance sheet at December 31, 2013.

Business, page 21

5. We note your response to our prior comment 12 and reissue in part. Please describe here whether you are currently offering your games for free. Please also describe your target market and how you reach or plan to reach such.

Certain Relationships and Related Transactions, page 26

6. We note your revised disclosure on page 39 regarding your purchase of three newly developed poker games from a former officer of the company. Please revise to disclose the name of the former officer.

Exhibit 4.1

7. We note your response to our prior comment 18. Please tell us whether you believe there is a reasonable possibility that the private placement investors may seek a refund of their investments and the extent to which these claims could represent a liability.

You may contact Amy Geddes at (202) 551-3304 or Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Fredrick Bauman, Esq.